

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

`

April 6, 2020

D. Hunt Hawkins
Chief Executive Officer
Stein Mart, Inc.
1200 Riverplace Blvd.
Jacksonville, FL 32207

> **Re:** **Stein Mart, Inc.**
> **Amendment No. 1 to preliminary merger proxy statement on Schedule 14A**
> **Filed on April 3, 2020 by Stein Mart, Inc.**
> **File No. 000-20052**
> **Schedule 13E-3/A**
> **Filed on April 3, 2020 by Stein Mart, Inc., et al.**
> **File No. 005-43686**

Dear Mr. Hawkins:

We have reviewed the above-captioned filings, and have the following comments. All defined terms used herein have the same meaning as in the proxy statement filed under cover of Schedule 14A. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments.

Schedule 13E-3/A

1. Please see comment 4 in our comment letter dated March 23, 2020. Although we note the exhibit index has been revised to include the Company's most recent annual report on Form 10-K and quarterly report on Form 10-Q, General Instruction F of Schedule 13E-3 also requires an express reference to such documents in answer to the relevant item. Accordingly, please revise Item 13 to include an express reference to the financial information that is being incorporated by reference from those periodic reports.

Amendment No. 1 to preliminary merger proxy statement on Schedule 14A

2. Please see comment 5 in our last comment letter dated March 23, 2020. As noted in that comment, the legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As the Notice of Special Meeting of Shareholders is not a required disclosure under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document (i.e., the proxy statement).

3. The response to comment 15 in our comment letter dated March 23, 2020 represents that the shares were released from escrow pursuant to a request made by Parent and Mr. Stein for the purpose of subjecting those shares to the provisions of the voting agreement. In light of the stated intentions of the parties in effecting this transaction, please clarify the legal basis for concluding that the release of those shares from escrow does not constitute "a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating" the merger. See Question and Answer 4 in Release No. 34-17719 (April 13, 1981).

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: John J. Wolfel, Esq.